UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 10, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.

File No. 0-27512 - CF#30461

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        CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 7, 2013.

        Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.22B	through February 28, 2017
Exhibit 10.22C	through February 28, 2017
Exhibit 10.22D	through February 28, 2017
Exhibit 10.23AB	through December 31, 2017
Exhibit 10.23AC	through December 31, 2017
Exhibit 10.24T	through March 31, 2017
Exhibit 10.24U	through March 31, 2017

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary